SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 18, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 18, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   April 18, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION
Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860 364-0673	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE
Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Toll Free: 1-800-811-3855 Tel: (604) 669-5598 Fax: (604) 669-8915
Email: investors@TanzanianRoyaltyExploration.com	Website: www.TanzanianRoyaltyExploration.com
News Release - April 18, 2006

High Copper and Silver Values Compliment Previous Trenching Results from Tanzanian Royalty’s Kibara Project

Further assay results have been received from an extensive trenching program carried out during February and March on the Company’s Kibara Gold Project in northern Tanzania.

The latest results enhance and compliment the gold grades reported in the Company’s News Release of March 27, 2006 with the addition of high copper and silver values.

“What we find intriguing about these trenching results is the strong gold-copper-silver association and their proximity to a potentially large porphyry intrusive that may have played a role in the dissemination of high gold, copper and silver values in the area,” said the Company’s president, John Deane.

As reported in the earlier news release, approximately 160 metres of trenching, comprising 16 trenches, was completed during February on the eastern side of the Nyakona Hill discovery near where several grab samples in 2005 returned values up to 6.0 g/t gold and 13% copper.

Samples were taken from 16 trenches at Nyakona Hill, each of which contained quartz veining and/or gossanous (weathered) rock with malachite (copper carbonate hydroxide) staining. The veins range from a few centimetres to 30 centimetres in thickness and form a zone that is approximately 10 metres wide. They are hosted within a southwest trending volcanic sequence of rocks (tuff) that have a shallow dip to the southeast. Trenching to date has exposed the vein system over a distance of 180 metres and has identified a quartz feldspar porphyry intrusive in close proximity to the system.

“The grade of the latest assays are consistent with past results in terms of their overall significance, however, the silver values are a very pleasant surprise and  are obviously important from an economic standpoint in this period of rising silver prices,” noted the Company’s Chairman and CEO, Jim Sinclair.

“Also, it’s important to keep in mind that in many of the world’s largest mineral belts, copper and silver are by-products of gold mining and visa versa. So we are definitely looking in an exciting environment from both a geological and an economic perspective,” he added.

The Kibara Project consists of four prospecting licenses totaling some 377.6 square kilometers and is located within the southwest extension of the Musoma-Mara greenstone belt of northwestern Tanzania. Producing gold mines within this belt include the North Mara (Barrick) and Buhemba (Meremeta Ltd).

“We have good reasons to focus our exploration efforts on these belts because their brief discovery history is unfolding similar to that of major greenstone belts in Canada and Australia where numerous precious and base metal deposits were found along established trends for well over a century,” said Deane.

The Kibara project area hosts a variety of rock types including metavolcanics, BIF (Banded Iron Formation), metasediments and granite. Gold mineralization can be found associated with Kavirondian-age metasediments in addition to narrow quartz veins and stringers within a volcanic host.

 “There appears to be a structural relationship to the mineralization at Nyakona Hill and the strong gold-copper-silver association is especially intriguing because it’s geologically  analogous to Barrick's Bulyanhulu mine and the Chocolate Reef deposit in Tanzania,” Deane observed.

In addition to the gold values reported previously, highly significant copper and silver assay results were recently received from the trenching program. Seventeen samples returned values greater than 1% Cu; nine samples returned values greater than 5% Cu; and four values were above 10% Cu (10.2; 13.5; 15.0; 27.4). Silver values ranged from detection levels to 87 g/t (2.5 oz/ton).

All results reported from the quartz vein/gossan with malachite staining proved to be anomalous. The hangingwall and footwall rock samples were also slightly anomalous, suggesting that footwall alteration (a sign of hydrothermal activity) has taken place outside the vein structure which is significant in the context of the potential size of the mineralized system.

For comparative purposes, the table below outlines all significant gold assays reported earlier from the trenching program along with the copper and silver values which were not available for the previous Kibara news release.

Table 1: Significant Results from Kibara Trenching

Trench ID	Sample No.	Gold (g/t)	Copper (%)	Silver (g/t)	Remarks
KB132TR09	J-8102	3.4	9.20	6.6	Quartz vein/gossan with malachite
KB132TR05	J-8105	5.02	7.55	11.35	Quartz vein/gossan with malachite/boxworks
KB132TR05	J-8107	10.2	6.01	8.85	Gossan with malachite
KB132TR04	J-8110	3.6	2.79	5.15	Quartz vein/gossan with malachite
KB132TR03	J-8113	1.55	10.45	15.05	Quartz vein/gossan
KB132TR03	J-8115	1.22	10.8	2.3	Quartz vein/gossan with malachite
KB132TR16	J-8120	5.78	27.14	33.3	Quartz vein/gossan with malachite
KB132TR02	E-10946	14.8	29.15	11.25	Quartz vein/gossan with malachite
KB132TR02	E-10949	1.34	9.50	3.25	Quartz vein/gossan with malachite
KB132TR12	J-4938	3.24	15.1	10.95	Quartz vein/gossan with malachite
KB132TR12	J-4939	2.38	13.55	9.65	Quartz vein/gossan with malachite

KB132TR12	J-4942	1.46	4.07	2.95	Quartz vein/gossan with malachite
KB132TR14	J-4949	3.65	1.61	14.3	Quartz vein/gossan with malachite
KB132TR14	J-4950	1.74	0.64	0.9	Quartz vein/gossan with malachite
KB132TR08	E-12302	1.31	5.34	4.3	Quartz vein/gossan with malachite
KB132TR13	E-12306	2.03	8.3	63.5	Quartz vein/gossan with malachite
KB132TR13	E-12307	2.33	0.18	17.7	Quartz vein/gossan with malachite
KB132TR13	E-12308	5.53	22.5	87.0	Quartz vein/gossan with malachite
KB132TR15	E-12310	4.55	10.0	24.1	Quartz vein/gossan with malachite
KB132TR15	E-12311	2.89	1.07	5.05	Quartz vein/gossan with malachite

Biogeochemistry Program Completed

The Company recently completed a large regional biogeochemistry (BGC) program over the project area to help fingerprint the extent of this mineralized zone and facilitate a decision on drilling. These results should be available in the next few months.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Analysis

Base metal samples were analyzed by conventional Atomic Absorption techniques while gold samples were analyzed by fire assay with an Atomic Absorption finish.  All analyses were undertaken by Humac Laboratories in Mwanza, Tanzania.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website at:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.